UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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For the month of May 2006

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

    If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

     Veolia Environmental Services purchases Biffa Belgium Stronger prospects for growth in Northern Europe and Benelux

Paris, May 15, 2006 – Veolia Environmental Services (VES) today announced the purchase of Biffa Belgium for €45 million, saying that the acquisition had strengthened its prospects for growth in Northern Europe and Benelux. As a subsidiary of Severn Trent, Biffa Belgium is N°4 in the Belgium waste market with revenues of €85.5 million in 2005.

Through this acquisition, Veolia Environmental Services is progressing with the development of a sizable non-hazardous and hazardous solid waste collection and recycling business that will complement its pre-treatment facility in Anvers and landfill and gas generation operations in the Walloon region.

Denis Gasquet, CEO of Veolia Environmental Services (VES), said “the acquisition of Biffa Belgium is in line with our development strategy of achieving a balance between external growth and organic growth*. We are also primarily concentrating our plans for development in Europe, North America and Asia as we perceive these regions as having strong potential for growth. Through these new strategic positions and our capacity to take advantage of purchasing opportunities as they arise in the industry from time to time, we will continue to favor solutions that deliver higher levels of recycling and enable the production of energy, mineral and organic resources from waste materials.”

* VES achieved organic growth rate of 6% in 2005

Veolia now operates its water, waste management, energy services and passenger transportation businesses under a single name. Onyx has become Veolia Environmental Services.

Veolia Environmental Services, the Waste Management business of Veolia, is the only operator covering all segments of the waste market (solid, liquid, non-hazardous industrial and hazardous waste) across the 5 continents. Veolia Environmental Services provides logistics, industrial cleaning & maintenance services (e.g. waste collection, sewer, street cleaning and waste flow management services) and processes or treats waste to extract value. In 2005, Veolia Environmental Services’ sales amounted to 6.6 billion euros.www.veolia-environmentalservices.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. With more than 270,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €25.2 billion in 2005. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties include in particular risks related to customary provisions of acquisition or divesture transactions as well as those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67

Press release also available on our web site: http://www.veolia-finance.com

US investor contact: Brian Sullivan - Tel +(1) 630 371 2749

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 24, 2006

VEOLIA ENVIRONNEMENT

By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Counsel